

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Brian Shure
Chief Financial Officer
Lowell Farms Inc.
19 Quail Run Circle, Suite B
Salinas, CA 93907

      Re: Lowell Farms Inc.
            Registration Statement on Form 10
            Filed March 9, 2021
            File No. 000-56254

Dear Mr. Shure:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Kenneth G. Alberstadt, Esq.